Exhibit 99.1

TUFIN SOFTWARE TECHNOLOGIES LTD.
5 HaShalom Road, ToHa Tower
Tel Aviv, Israel

Dear Shareholder,

You are cordially invited to attend a Special General Meeting (the “Meeting”) of the shareholders of Tufin Software Technologies Ltd. (the “Company”), to be held at 6:00 p.m., Israel time, on July 15, 2019, at the Company’s offices at 5 HaShalom Road, ToHa Tower, Tel Aviv, Israel.

The Company’s notice of the Meeting, as published on June 10, 2019, and the proxy statement (“Proxy Statement”) appearing on the following pages, describe in detail the matters to be acted upon at the Meeting.

Only shareholders who held shares at the close of business on June 17, 2019, are entitled to notice of, and to vote at, the Meeting and any adjournments thereof. The Company’s board of directors recommends a vote “FOR” each matter set forth in the notice.

Whether or not you plan to attend the Meeting, it is important that your shares be represented and voted at the Meeting. Accordingly, after reading the enclosed Notice of Special General Meeting of Shareholders and accompanying Proxy Statement, please sign, date and mail the enclosed proxy card in the envelope provided or vote by telephone or over the Internet in accordance with the instructions on your proxy card.

We look forward to seeing as many of you as can attend the Meeting.

Very truly yours, Reuven Kitov, Chief Executive Officer and Chairman of the Board of Directors

TUFIN SOFTWARE TECHNOLOGIES LTD.
5 HaShalom Road, ToHa Tower
Tel Aviv, Israel

NOTICE OF SPECIAL GENERAL MEETING OF SHAREHOLDERS

Notice is hereby given that a Special General Meeting of Shareholders (the “Meeting”) of Tufin Software Technologies Ltd. (the “Company”) will be held at 6:00 p.m., Israel time, on July 15, 2019, at the Company’s offices at 5 HaShalom Road, ToHa Tower, Tel Aviv, Israel, for the following purposes:

1.          To ratify the election of each of Peter Campbell and Dafna Gruber as an external director of the Company, each for a period of three years; and

2.          To approve the compensation terms of each of the Company’s external directors and other independent directors.

The approval of each of Proposal Nos. 1 and 2 requires the affirmative vote of a majority of the voting power represented at Meeting in person or by proxy and voting thereon (which excludes abstentions); provided, that (i) such majority vote at the Meeting shall include a majority of the total votes of shareholders participating in the voting at the Meeting in person or by proxy who are not controlling shareholders of the Company and do not have a personal interest in the approval of the proposal, excluding abstentions; or (ii) the total number of votes of shareholders mentioned in clause (i) above that are voted against such proposal does not exceed two percent (2%) of the total voting rights in the Company.

The Israeli Companies Law 5759-1999, and regulations promulgated thereunder, or the Companies Law, defines a “personal interest” as a personal interest of a person in an act or transaction of a company, including:

(i)          a personal interest of that person’s relative (i.e. spouse, sibling, parent, grandparent, descendant, spouse’s descendant, sibling and parent and the spouse of each of the foregoing); or

(ii)          a personal interest of another entity in which that person or his or her relative (as defined above) holds 5% or more of such entity’s issued shares or voting rights, has the right to appoint a director or the chief executive officer of such entity, or serves as director or chief executive officer of such entity.

A personal interest resulting merely from holding a company’s shares will not be deemed a personal interest.

The term “controlling shareholder” means a shareholder with the ability to direct the activities of the company, other than by virtue of being an office holder. A shareholder is presumed to have “control” of the company and thus to be a controlling shareholder of the company if the shareholder holds 50% or more of the “means of control” of the company. “Means of control” is defined as (1) the right to vote at a general meeting of a company or a corresponding body of another corporation or (2) the right to appoint directors of the corporation or its general manager (chief executive officer). For the purpose of approving related-party transactions, the term also includes any shareholder that holds 25% or more of the voting rights of a company if the company has no shareholder that owns more than 50% of its voting rights and two or more shareholders who have a personal interest in such a transaction are deemed to be joint holders.

If you do not state whether or not you are a controlling shareholder or do not confirm whether or not you have personal interest, your shares will not be voted on Proposal Nos. 1 and 2.
ii

Only shareholders of record at the close of business on June 17, 2019, the record date for the Meeting, are entitled to notice of, and to vote at, the Meeting and any adjournment(s) or postponement(s) thereof. All shareholders are cordially invited to attend the Meeting in person. Shareholders who are unable to attend the Meeting in person are requested to complete, date and sign the enclosed form of proxy and return it promptly in the pre-addressed envelope provided.

Your proxy may be revoked at any time before it is voted either by you returning a later-dated proxy card or by voting your shares in person at the Meeting.

Joint holders of shares should note that, pursuant to the articles of association of the Company, the vote of the senior of joint holders of any share who votes such share, whether in person or by proxy, will be accepted to the exclusion of the vote(s) of the other registered holder(s) of such share, and for this purpose seniority will be determined by the order in which the names of the joint holders appear in the Company’s register of shareholders. The appointment of a proxy to vote shares held by joint holders shall be executed by the signature of the senior of the joint holders on the proxy card.

A proxy statement describing the various matters to be voted upon at the Meeting along with a proxy card enabling the shareholders to indicate their vote on each matter will be mailed on or about June 26, 2019, to all shareholders entitled to vote at the Meeting. Such proxy statement will also be furnished to the U.S. Securities and Exchange Commission (the “SEC”) under cover of Form 6-K and will be available on the Company’s website www.tufin.com and on the SEC’s website at www.sec.gov. Proxies must be submitted to the Company’s transfer agent no later than 11:59 p.m. EST on July 14, 2019, or to our offices at 5 HaShalom Road, ToHa Tower, Tel Aviv, Israel, to the attention of Mr. Yuval Fessler, general counsel of the Company no later than 8:00 a.m. (Israel time) on July 15, 2019. Proxies delivered to the Company or to its transfer agent following such time will be presented to the chairperson of the Meeting and, at his discretion, may be voted as specified in the instructions included in such proxies. Shareholders who hold their shares in “street name”, meaning in the name of a bank, broker or other record holder, must either direct the record holder of their shares on how to vote their shares or obtain a legal proxy from the record holder to vote the shares at the Meeting on behalf of the record holder, together with a proof of such record holder with respect to the holding of the shares on the record date. You should follow the directions provided by your broker or nominee regarding how to instruct them to vote your shares.

In accordance with the Companies Law, any shareholder of the Company may submit to the Company a position statement on its behalf, expressing its position on an agenda item for the Meeting.  Position statements should be submitted to the Company at its registered offices, at 5 HaShalom Road, ToHa Tower, Tel Aviv, Israel, to the attention of Mr. Yuval Fessler, general counsel of the Company, no later than July 5, 2019. Reasonable costs incurred by the Company in dealing with a position statement shall be borne by the submitting shareholder. Any position statement received will be furnished to the SEC on Form 6-K, and will be made available to the public on the SEC’s website at www.sec.gov.

By Order of the Board of Directors,

Reuven Kitov,
Chief Executive Officer and Chairman of the Board of Directors

Tel-Aviv, Israel
June 19, 2019

iii

TUFIN SOFTWARE TECHNOLOGIES LTD.
5 HaShalom Road, ToHa Tower
Tel Aviv, Israel

PROXY STATEMENT

This Proxy Statement is being furnished to the holders of ordinary shares, par value NIS 0.015 per share (the “Shares”), of Tufin Software Technologies Ltd. (the “Company”) in connection with the solicitation of proxies on behalf of the board of directors of the Company (the “Board of Directors”) for use at the special meeting of shareholders (the “Meeting”) to be held at 6:00 p.m., Israel time, on July 15, 2019, at the Company’s offices at 5 HaShalom Road, ToHa Tower, Tel Aviv, Israel, or at any adjournment thereof, pursuant to the accompanying notice of meeting (the “Notice”).

At the Meeting, the shareholders will be asked to consider and vote on the following matters:

1.          To ratify the election of each of Peter Campbell and Dafna Gruber as an external director of the Company, each for a period of three years; and

2.          To approve the compensation terms of each of the Company’s external directors and other independent directors.

Record Date

Only shareholders of record at the close of business on June 17, 2019, the record date for the Meeting, are entitled to notice of, and to vote at, the Meeting and any adjournment(s) or postponement(s) thereof. All shareholders are cordially invited to attend the Meeting in person. Shareholders who are unable to attend the Meeting in person are requested to complete, date and sign the enclosed form of proxy and return it promptly in the pre-addressed envelope provided. At the close of business on the record date, the Company had outstanding 32,435,871 Shares, each of which is entitled to one vote on each of the matters being voted on at the Meeting

Quorum

Pursuant to our amended and restated articles of association, the quorum required for general meetings of shareholders must consist of at least two shareholders present in person or by proxy (including by voting deed) holding 1/3 or more of our voting rights. A meeting adjourned for lack of a quorum will generally be adjourned to the same day of the following week at the same time and place, or to such other day, time or place as indicated by our Board of Directors if so specified in the notice of the meeting. At the reconvened meeting, any number of shareholders present in person or by proxy shall constitute a lawful quorum.

Pursuant to our amended and restated articles of association, holders of our Shares have one vote for each Share held on all matters submitted to a vote before the shareholders at a general meeting.

Abstentions and “broker non-votes” are counted as present and entitled to vote for purposes of determining a quorum. A “broker non-vote” occurs when a bank, broker or other holder of record holding shares for a beneficial owner attends the Meeting but does not vote on a particular proposal because that holder does not have discretionary voting power for that particular item and has not received instructions from the beneficial owner.  Brokers that hold shares in “street name” for clients typically have authority to vote on “routine” proposals even when they have not received instructions from beneficial owners. Absent specific instructions from the beneficial owner of the shares, however, brokers are not allowed to exercise their voting discretion with respect to any proposals that are considered non-routine. None of the items on the agenda for the Meeting may be considered routine. If you hold your shares in “street name” and do not provide your broker with specific instructions regarding how to vote on any proposal, your broker will not be permitted to vote your shares on the proposal, resulting in a “broker non-vote.”  Therefore, it is important for a shareholder that holds ordinary shares through a bank or broker to instruct its bank or broker how to vote its shares, if the shareholder wants its shares to count for all proposals.

Required Vote

The approval of each of Proposal Nos. 1 and 2 requires the affirmative vote of a majority of the voting power represented at Meeting in person or by proxy and voting thereon (which excludes abstentions); provided, that (i) such majority vote at the Meeting shall include a majority of the total votes of shareholders participating in the voting at the Meeting in person or by proxy who are not controlling shareholders of the Company and who do not have a personal interest in the approval of the proposal, excluding abstentions; or (ii) the total number of votes of shareholders mentioned in clause (i) above that are voted against such proposal does not exceed two percent (2%) of the total voting rights in the Company.

Under the Israeli Companies Law of 1999, and regulations promulgated thereunder, or the Companies Law, each shareholder that attends the Meeting in person shall, prior to exercising such shareholder’s voting rights at the Meeting, advise the Company whether or not that shareholder is a controlling shareholder of the Company or someone acting on such controlling shareholder’s behalf and whether or not that shareholder has a personal interest (as defined herein). Each shareholder that delivers a signed proxy to the Company must indicate on the proxy whether or not that shareholder is a controlling shareholder of the Company or someone acting on such controlling shareholder’s behalf and whether or not that shareholder has a personal interest (as defined herein). Shareholders who do not so indicate will not be eligible to vote their Shares as to such proposals.

The Companies Law defines a “personal interest” as a personal interest of a person in an act or transaction of a company, including:

(i)          a personal interest of that person’s relative (i.e. spouse, sibling, parent, grandparent, child, child sibling and parent of such person’s spouse or the spouse of any of the above); or

(ii)          a personal interest of another entity in which that person or his or her relative (as defined above) holds 5% or more of such entity’s issued shares or voting rights, has the right to appoint a director or the chief executive officer of such entity, or serves as director or chief executive officer of such entity.

A personal interest resulting merely from holding a company’s shares will not be deemed a personal interest.

The meaning of the term “controlling shareholder” is described in Proposal No. 1 below.

If you do not state whether or not you are a controlling shareholder or do not confirm whether or not you have personal interest, your shares will not be voted on Proposal Nos. 1 and 2.

Voting Procedures; Expressing Positions

Registered Shareholders

Shareholders registered in the Company’s shareholders register (“Registered Shareholders”) may vote their Shares by attending the Meeting and voting their Shares in person, or by completing the enclosed proxy card, signing and dating it and mailing it either in the enclosed postage prepaid envelop or to the Company’s offices. Registered Shareholders who vote their Shares by proxy must also provide the Company with a copy of their identity card, passport or certificate of incorporation, as the case may be.

Beneficial Owners

Shareholders who hold their Shares in “street name” meaning in the name of a bank, broker or other nominee, through Cede & Co., referred to as beneficial owners, must either direct the record holder of their Shares how to vote their Shares or obtain a legal proxy from the record holder to vote at the Meeting on behalf of the record holder, together with a proof of such record holder with respect to the holding of the Shares on the record date. If you are a beneficial owner whose Shares are held through bank, broker or other nominee, you should follow the directions provided by your broker or nominee regarding how to instruct them to vote your Shares.  It is important for a shareholder that holds Shares through a bank or broker to instruct its bank or broker how to vote if the shareholder wants its Shares to count for the proposal.

Note for Shareholders Voting via Proxy Card

Shareholders who vote their Shares via proxy card may use the form of proxy and the return envelope enclosed. Shares represented by executed and unrevoked proxies will be voted at the Meeting. If a shareholder instructs in a proxy to abstain from voting on a specific proposal, such Shares shall not be counted in calculating the percentage of affirmative votes required for approval of such proposal (although, as described under “Quorum” above, they will be counted for the purpose of determining a quorum).

Revocation of Proxies

Shareholders may revoke their proxies at any time before the effective exercise thereof by returning a later-dated proxy card or by voting their Shares in person at the Meeting if such Shareholders are the record holders of the Shares and can provide evidence of such (i.e., a copy of certificate(s) evidencing their Shares).

Position Statements

Shareholders are permitted to express their position on the proposal on the agenda of the Meeting by submitting a written statement, through the Company, to the other shareholders (the “Position Statement”). Position Statements should be submitted to the Company at its registered offices, at 5 HaShalom Road, ToHa Tower, Tel Aviv, Israel, to the attention of Mr. Yuval Fessler, the General Legal Counsel of the Company, no later than July 5, 2019. Reasonable costs incurred by the Company in dealing with a Position Statement shall be borne by the submitting shareholder.

Voting Results

The preliminary voting results will be announced at the Meeting.  The final voting results will be tallied by the Company’s General Counsel and Secretary based on the information provided by the Company’s transfer agent or otherwise and will be published following the Meeting on a Form 6-K that will be furnished to the SEC.

Proxy Solicitation

Management and the Board of Directors are soliciting proxies for use at the Meeting. Proxies will be mailed to shareholders on or about June 25, 2019 and will be solicited primarily by mail; however, additional solicitations may be made by telephone, facsimile or other means of contact by certain directors, officers, employees or agents of the Company, none of whom will receive additional compensation therefor. The entire expense of solicitation, including the cost of preparing, printing, assembling and mailing the proxy materials will be borne by the Company. The Company will also reimburse the reasonable expenses of brokerage firms and others for forwarding materials to beneficial owners of Shares.

Proxies must be submitted to the Company’s transfer agent no later than 11:59 p.m. EST on July 14, 2019, or to our offices at 5 HaShalom Road, ToHa Tower, Tel Aviv, Israel, to the attention of Mr. Yuval Fessler, general counsel of the Company no later than 8:00 a.m. (Israel time) on July 15, 2019. Proxies delivered to the Company or to its transfer agent following such time will be presented to the chairperson of the Meeting and, at his discretion, may be voted as specified in the instructions included in such proxies.

Availability of Proxy Materials

Copies of the proxy card, the Notice of the Special General Meeting of Shareholders and this Proxy Statement are available at the Investor Relations section of our Company’s website, www.tufin.com. The contents of that website are not a part of this Proxy Statement.

PROPOSAL NO. 1

RATIFICATION OF THE ELECTION OF EXTERNAL DIRECTORS

Background

Under the Companies Law, companies incorporated under the laws of the State of Israel that are “public companies,” including companies with shares listed on the New York Stock Exchange, or the NYSE, are generally required to appoint at least two external directors who meet the qualification requirements set forth in the Companies Law.

The appointment of external directors must be made by a general meeting of our shareholders no later than three months following the time the Company became a “public company”, and therefore we are holding a shareholders’ meeting within three months of the closing of the registration on NYSE to approve the appointment of two external directors.

A person may not be appointed as an external director if the person is a relative of a controlling shareholder or if on the date of the person’s appointment or within the preceding two years the person or his or her relatives, partners, employers or anyone to whom that person is subordinate, whether directly or indirectly, or entities under the person’s control have or had any affiliation with any of (each an “affiliated party”): (1) us; (2) any person or entity controlling us on the date of such appointment; (3) any relative of a controlling shareholder; or (4) any entity controlled, on the date of such appointment or within the preceding two years, by us or by a controlling shareholder. If there is no controlling shareholder or any shareholder holding 25% or more of voting rights in a company, a person may not be appointed as an external director if the person has any affiliation to the chairman of the board of directors, the general manager (chief executive officer), any shareholder holding 5% or more of the company’s shares or voting rights or the senior financial officer as of the date of the person’s appointment.

The term “controlling shareholder” means a shareholder with the ability to direct the activities of the company, other than by virtue of being an office holder. A shareholder is presumed to have “control” of the company and thus to be a controlling shareholder of the company if the shareholder holds 50% or more of the “means of control” of the company. “Means of control” is defined as (1) the right to vote at a general meeting of a company or a corresponding body of another corporation or (2) the right to appoint directors of the corporation or its general manager (chief executive officer). For the purpose of approving related-party transactions, the term also includes any shareholder that holds 25% or more of the voting rights of a company if the company has no shareholder that owns more than 50% of its voting rights and two or more shareholders who have a personal interest in such a transaction are deemed as joint holders.

The term “affiliation” includes:

•          an employment relationship;

•          a business or professional relationship maintained on a regular basis;

•          control; and

•          service as an office holder, excluding service as a director in a private company prior to the first offering of its shares to the public if such director was appointed as a director of the private company in order to serve as an external director following the initial public offering.

The term “relative” is defined as a spouse, sibling, parent, grandparent, descendant, spouse’s descendant, sibling and parent and the spouse of each of the foregoing.

The term “office holder” is defined as a general manager, chief business manager, deputy general manager, vice general manager, director or manager directly subordinate to the general manager or any other person assuming the responsibilities of any of the foregoing positions, without regard to such title.

A person may not serve as an external director if that person or that person’s relative, partner, employer, a person to whom such person is subordinate (directly or indirectly) or any entity under the person’s control has a business or professional relationship with any entity that has an affiliation with any “affiliated party,” even if such relationship is intermittent (excluding insignificant relationships). Additionally, any person who has received compensation intermittently (excluding insignificant relationships) other than compensation permitted under the Companies Law may not continue to serve as an external director.

No person can serve as an external director if the person’s position or other affairs create, or may create, a conflict of interest with the person’s responsibilities as a director or may otherwise interfere with the person’s ability to serve as a director or if such a person is an employee of the Israeli Securities Authority or of an Israeli stock exchange. If at the time an external director is appointed all current members of the board of directors, who are not controlling shareholders or relatives of controlling shareholders, are of the same gender, then the external director to be appointed must be of the other gender. In addition, a person who is a director of a company may not be elected as an external director of another company if, at that time, a director of the other company is acting as an external director of the first company.

The Companies Law provides that an external director must meet certain professional qualifications or have financial and accounting expertise and that at least one external director must have financial and accounting expertise. However, if at least one of our other directors (1) meets the independence requirements of the Securities Exchange Act of 1934, (2) meets the standards of the NYSE corporate governance rules for membership on the audit committee and (3) has financial and accounting expertise as defined in the Companies Law and applicable regulations, then neither of our external directors is required to possess financial and accounting expertise as long as both possess other requisite professional qualifications.

 A director with financial and accounting expertise is a director who by virtue of his or her education, professional experience and skill, has a high level of proficiency in and understanding of business accounting matters and financial statements so that he or she is able to fully understand our financial statements and initiate debate regarding the manner in which the financial information is presented.

The determination of whether a director possesses the requisite professional qualifications is made by the board of directors. The regulations promulgated under the Companies Law define an external director with requisite professional qualifications as a director who satisfies one of the following requirements: (1) the director holds an academic degree in either economics, business administration, accounting, law or public administration; (2) the director either holds an academic degree in any other field or has completed another form of higher education in the company’s primary field of business or in an area which is relevant to his or her office as an external director in the company; or (3) the director has at least five years of experience serving in any one of the following, or at least five years of cumulative experience serving in two or more of the following capacities: (a) a senior business management position in a company with a substantial scope of business; (b) a senior position in the company’s primary field of business; or (c) a senior position in public administration.

Until the lapse of a two-year period from the date that an external director of a company ceases to act in such capacity, the company in which such external director served, and its controlling shareholder or any entity under control of such controlling shareholder may not, directly or indirectly, grant such former external director, or his or her spouse or child, any benefit, including via (1) the appointment of such former director or his or her spouse or his child as an officer in the company or in an entity controlled by the company’s controlling shareholder, (2) the employment of such former director, and (3) the engagement, directly or indirectly, of such former director as a provider of professional services for compensation, directly or indirectly, including via an entity under his or her control. With respect to a relative who is not a spouse or a child, such limitations shall only apply for one year from the date such external director ceased to be engaged in such capacity.

External directors are elected by shareholders. The approval of such election requires the affirmative vote of a majority of the voting power represented at the shareholders meeting, provided, that (i) such majority vote shall include a majority of the total votes of shareholders participating in the voting who are not controlling shareholders of the company and do not have a personal interest in the approval of the election, excluding abstentions; or (ii) the total number of votes of shareholders mentioned in clause (i) above that are voted against such proposal does not exceed two percent (2%) of the total voting rights in the company.

The initial term of an external director is three years and he or she may be reelected for up to two additional three-year terms, and thereafter. Thereafter, in a company whose shares are listed for trading on, among others, the NYSE, such as the Company, he or she may be reelected by our shareholders for additional periods not to exceed three years each, subject to conditions set out in the regulations promulgated under the Companies Law, to further three year terms. Reelection of an external director may be effected through one of the following mechanisms: (i) the board of directors proposed the reelection of the nominee and the election was approved by the shareholders by the majority required to appoint external directors for their initial term as described above; or (ii) a shareholder holding 1% or more of the voting rights proposed the reelection of the nominee (who may not be a “related shareholder or competitor” as such term is defined in the Companies Law) or the external director himself or herself proposed their own reelection, and the reelection is approved by a majority of the votes cast by the shareholders of the company, excluding the votes of controlling shareholders and those who have a personal interest in the matter as a result of their relationship with the controlling shareholders; provided that the aggregate votes cast in favor of the reelection by such non-excluded shareholders constitute more than 2% of the voting rights in the company.

External directors can be removed from office only by the same special majority of shareholders as may elect them, or by a court, and then only if the external directors cease to meet the statutory qualifications with respect to their appointment or if they violated their duty of loyalty to the company.

Any committee of the board of directors must include at least one external director, except that the audit and compensation committees must include all of the external directors. An external director is entitled to compensation as provided in regulations adopted under the Companies Law and is otherwise prohibited from receiving any other compensation, directly or indirectly, in connection with such service except for certain exculpation, indemnification and insurance provided by the company, as specifically allowed by the Companies Law.

Prior to our initial public offering, our shareholders elected Peter Campbell and Dafna Gruber as directors of the Company, and designated them to serve and hold office as external directors for a term of three years commencing as of the date of the Company’s general meeting of shareholders approving their appointment as external directors convened following the initial public offering.  If their appointment as external directors is not ratified by our shareholders at the Meeting, their term of office as directors shall automatically terminate on the date of the first annual general meeting of the shareholders held after the initial public offering. If their election is approved at the Meeting, Dafna Gruber will continue to serve as the chairperson of our audit committee, as the chairperson of our nominating and corporate governance committee and as a member of our compensation committee, and Peter Campbell will continue to serve as the chairperson of our compensation committee and as a member of our audit committee.

The Company has received a statement from each of Peter Campbell and Dafna Gruber in which they declare that they meet all of the requirements applicable to external directors as set forth in the Companies Law.

The Board has determined that each of Dafna Gruber and Peter Campbell is financially literate as contemplated by the rules of the NYSE, and that each meets the requirements of being an independent director for the purpose of the audit committee and compensation committee pursuant to the rules of the SEC, the NYSE and the Companies Law. The Board has determined that Dafna Gruber has accounting or related financial management expertise and qualifies as an “audit committee financial expert” pursuant to the rules of the SEC and the NYSE, and that Dafna Gruber and Peter Campbell each has “financial and accounting” expertise pursuant to the rules of the Companies Law. Furthermore, the Board has determined that each of Dafna Gruber and Peter Campbell qualifies as an “expert” external director for purposes of the Companies Law regulations that govern external director compensation.

The biographical information for each of Peter Campbell and Dafna Gruber, each of whose election as an external director will be subject to ratification at the Meeting, appears below:

Peter Campbell, 54, has served as a member of our Board of Directors since 2019. Mr. Campbell served as Chief Financial Officer of Mimecast Ltd. (traded on Nasdaq) from 2006 to 2019, where he also served as a director from 2007 to 2015. He previously served as Chief Financial Officer of SR Telecom Inc., where he was employed from 2002 to 2006. Prior to that, Mr. Campbell was an auditor at Ernst & Young LLP in Canada. Mr. Campbell holds a Bachelor of Commerce degree and a Graduate Diploma in accounting from the John Molson School of Business at Concordia University in Canada, where he also served as a lecturer.

Dafna Gruber, 54, has served as a member of our Board of Directors since 2019. Ms. Gruber has served as Chief Financial Officer of Aqua Security Ltd. since February 2019. She previously served as Chief Financial Officer of each of Landa Corporation from 2017 to 2018, Clal Industries Ltd. from 2015 to 2017, NICE Ltd. (traded on Nasdaq and the Tel Aviv Stock Exchange, or TASE) from 2007 to 2015 and Alvarion Ltd. (traded on Nasdaq and TASE) from 1995 to 2007. Ms. Gruber has also been a director, chairman of the audit committee and member of the compensation committee of TAT Technologies Ltd. (traded on Nasdaq and TASE) since November 2013 and of Nova Measuring Instruments Ltd. (traded on Nasdaq and TASE) since April 2015. Ms. Gruber holds a Bachelor of Arts degree in Accounting and Economics from Tel Aviv University in Israel and is a Certified Public Accountant.

Following the Meeting, if this Proposal No. 1 is approved, the Board of Directors will consist of 10 directors, 8 of whom are independent under the listing standards of the NYSE.

The vote for the election of each of the external directors shall be made separately.

It is proposed that the following resolution be adopted at the Meeting:

“RESOLVED, that the election of each of Peter Campbell and Dafna Gruber as an external director of the Company, each for a three-year term, is hereby ratified.”

The Board of Directors unanimously recommends a vote FOR approval of the foregoing resolution.

PROPOSAL NO. 2

APPROVAL OF COMPENSATION TERMS OF EXTERNAL DIRECTORS AND OTHER
INDEPENDENT DIRECTORS

The Board of Directors recommends to align and grant the same compensation to all of the Company’s external directors under the Companies Law, to all of the other independent directors under the NYSE listing standards and to any other independent or external director appointed in the future. Assuming approval of Proposal No. 1, the Company’s external directors under the Companies Law after the Meeting will be Peter Campbell and Dafna Gruber, and the Company’s other independent directors under the NYSE listing standards are Ohad Finkelstein, Yuval Shachar, Yair Shamir, Edouard Cukierman, Tom Schodorf and Brian Gumbel.

The Board of Directors resolved to recommend to the shareholders at the Meeting to approve that each of the independent and external directors will receive the following compensation package: (i) a base payment of $35,000 per year (the “Base Payment”); (ii) equity-based compensation of $150,000 per year of grant in the form of options (“Director Options”), vesting 100% on the first anniversary of the date of grant (other than upon joining the Board, in which case the option grant upon joining the Board will apply), according to appropriate valuation practice at the time of such grant; and (iii) upon joining the Board of Directors, $250,000 in Director Options, according to appropriate valuation practices at the time of grant, all of which shall vest in three equal installments over three years (the term of a director). Furthermore, an additional amount of $15,000 per year to the Base Payment will be paid to a director serving as chairperson of a Board committee or committees (for only one committee chairmanship), and each director serving as a member of a Board committee or committees will be entitled to an additional amount of $7,000 per year per committee membership (for up to two committee memberships, provided that if a director is serving as chair of one committee and member of one or more other committee, such director would receive one payment as committee chair and one payment as committee member).

If this Proposal No. 2 is approved at the Meeting, the Director Options will be granted under the Company’s 2019 Equity-Based Incentive Plan (the “Option Plan”). The exercise price of the Director Options will be equal to the closing price per share of the Shares on the NYSE on the date of grant. The date of grant of the initial Director Options proposed to be granted this year will be the Meeting date. The date of grant of subsequent annual Director Options to be granted to each external and independent director in each future year as described in clause (ii) above will be the day immediately following the date of the annual general meeting of Company shareholders in such year (provided that such director is still serving as a director at such time). The Director Options will have a term of ten years from the date of grant, subject to the termination provisions of the Option Plan.

In addition, each of the external and independent directors will continue to benefit from coverage under the Company’s directors’ and officers’ liability insurance policies and from the letter of indemnification provided to such directors by the Company.

The proposed compensation is in accordance with the Company’s compensation policy, Option Plan and in accordance with the “relative compensation track” under the regulations promulgated under the Companies Law.

It is proposed that the following resolution be adopted at the Meeting:

“RESOLVED, that the election of each of Peter Campbell and Dafna Gruber as an external director of the Company, each for a three-year term, is hereby ratified.”

The Board of Directors unanimously recommends a vote FOR approval of the foregoing resolution.

OTHER BUSINESS

The Board is not aware of any other business to be acted upon at the Meeting. However, if any other business properly comes before the Meeting, the persons named in the enclosed proxy will vote upon such matters in accordance with their best judgment.

The prompt return of your proxy will be appreciated and helpful in obtaining the necessary vote. Therefore, whether or not you expect to attend the Meeting, please sign the form of proxy provided herewith and return it in the enclosed envelope, so that it is received by the Company not later than July 15, 2019 at 12:00 p.m. Israel time.

ADDITIONAL INFORMATION

The Company’s filings with the SEC, including reports regarding the Company’s quarterly business and financial results, are available for viewing and downloading on the SEC’s website at www.sec.gov as well as under the Investor Relations section of the Company’s website at www.tufin.com. Shareholders may download a copy of these documents without charge at www.tufin.com.

          The Company is subject to the information reporting requirements of the Exchange Act, applicable to foreign private issuers. The Company fulfills these requirements by filing reports with the SEC. The Company’s SEC filings are available to the public on the SEC’s website at www.sec.gov. As a foreign private issuer, the Company is exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements. The circulation of this Proxy Statement should not be taken as an admission that the Company is subject to those proxy rules.

By Order of the Board of Directors,

Reuven Kitov,
Chief Executive Officer and Chairman of the Board of Directors

June 19, 2019